April 27, 2009

VIA EDGAR AND OVERNIGHT MAIL
Mr. William Kotapish
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         AIG SunAmerica Life Assurance Company ("Depositor")
         Polaris Platinum III Variable Annuity
         Form N-4/A -- Pre-Effective Amendment
         File Nos. 333-157199 and 811-03859

Dear Mr. Kotapish:

         We are contacting you regarding Pre-Effective Amendment No. 1 and Amendment No. 1 (the "Amendments") we will filed April 27, 2009, for the file numbers referenced above on behalf of the Registrant and Depositor pursuant to the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). The purpose of the filing is to offer a new variable annuity product ("Polaris Platinum III"). In addition, we are (1) offering a new living benefit ("MarketLock For Life"); (2) modifying living benefits previously offered on other registration statements ("MarketLock Income Plus" and "MarketLock For Life Plus"); (3) modifying a death benefit previously offered on other registration statements; and (4) offering a new death benefit ("Combination HV & Roll-Up") (collectively, the "New Initiatives").

         The revisions that will be made in the Amendments with respect to the New Initiatives are also substantially identical to revisions Depositor intends to make in several other variable annuity contracts registered on Form N-4 ("Other Filings"). Pursuant to Rule 485(b)(1)(vii), we request to use the Amendments as the template for the Other Filings.

         Below are the file numbers for the Other Filings to which we propose adding the New Initiatives:

--------------------------------------------------------------------------------
PRODUCT NAME                      FILE NO.                       FILING TYPE
--------------------------------------------------------------------------------
Polaris Advantage                 333-144000 / 811-03859         485(b)
--------------------------------------------------------------------------------
Polaris Platinum II               333-137895 / 811-03859         485(b)
--------------------------------------------------------------------------------
Polaris Choice III                333-137892 / 811-03859         485(b)
--------------------------------------------------------------------------------
Polaris Preferred Solution        333-137867 / 811-03859         485(b)
--------------------------------------------------------------------------------
Seasons Select II                 333-137860 / 811-07727         485(b)
--------------------------------------------------------------------------------
Seasons Elite                     333-137864 / 811-07727         485(b)
--------------------------------------------------------------------------------
Seasons Preferred Solution        333-137866 / 811-07727         485(b)
--------------------------------------------------------------------------------
Seasons Advantage                 333-147676 / 811-07727         485(b)
--------------------------------------------------------------------------------
Polaris Advisor III               333-147006 / 811-03859         485(b)
--------------------------------------------------------------------------------
Seasons Advisor III               333-147007 / 811-07727         485(b)
--------------------------------------------------------------------------------
Polaris II                        333-146491 / 811-08810         485(b)
--------------------------------------------------------------------------------
Polaris Choice III                333-146429 / 811-08810         485(b)
--------------------------------------------------------------------------------
Polaris Advantage                 333-146433 / 811-08810         485(b)
--------------------------------------------------------------------------------

Mr. William Kotapish
April 27, 2009
File Nos. 333-157199 and 811-03859
Page 2


--------------------------------------------------------------------------------
PRODUCT NAME                      FILE NO.                       FILING TYPE
--------------------------------------------------------------------------------
Polaris Preferred Solution        333-147008 / 811-08810         485(b)
--------------------------------------------------------------------------------
Seasons Select II                 333-146452 / 811-08369         485(b)
--------------------------------------------------------------------------------
Seasons Elite                     333-146455 / 811-08369         485(b)
--------------------------------------------------------------------------------
Seasons Advantage                 333-147681 / 811-08369         485(b)
--------------------------------------------------------------------------------

         Any revisions made to the Amendments relating to the New Initiatives and all SEC comments will be effectively incorporated into the Other Filings. No other material changes would be made to the Other Filings that would render the filings ineligible to become effective pursuant to Rule 485(b).

         Should you have any questions regarding this filing, please do not hesitate to contact me at (310) 772-6545.


Very truly yours,


/s/ Manda Ghaferi

Manda Ghaferi
Assistant General Counsel


cc:  Jeffrey A. Foor -- Office of Insurance Products